UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of May 2018

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  √    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes        No___√___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  n/a  .

Summary of FY2018 1Q Business Report

On May 15, 2018, Shinhan Financial Group (“SFG”) filed its FY2018 1Q Business Report (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards.

Table of Contents

1. Introduction of the Group

2. Business Results

3. Independent Auditor

4. Major Shareholder and Market Price Information of our Common Shares and ADRs

5. Directors, Executive Officers and Employees

6. Related Party Transactions

1. Introduction of the Group

Company History in 2010 through 2018

▪	Jan. 2010 : Shinhan Data System became a direct subsidiary of SFG
▪	Aug. 2010 : Shinhan Macquarie Financial Advisory was disaffiliated from SFG
▪	Feb. 2011 : Shinhan BNP Paribas Asset Management (Hong Kong) Limited became an indirect subsidiary of SFG
▪	Nov. 2011 : Shinhan Bank Vietnam was merged with Shinhan Vina Bank
▪	Dec. 2011 : Shinhan Savings Bank became a direct subsidiary of SFG
▪	Nov. 2012 : Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary
▪	Jan. 2013 : Yehanbyoul Savings Bank joined SFG as a direct subsidiary
▪

Apr. 2013 : Shinhan Savings Bank merged with Yehanbyoul Savings Bank. As a result of the integration, Shinhan Savings Bank has been liquidated and Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity

▪	Nov. 2014 : LLP MFO Shinhan Finance (Kazakhstan) became an indirect subsidiary of SFG
▪	Jul. 2015 : Shinhan Securities Vietnam Co., Ltd became an indirect subsidiary of SFG
▪	Oct. 2015 : Banco Shinhan de Mexico became an indirect subsidiary of SFG
▪	Nov. 2015 : PT Bank Shinhan Indonesia became an indirect subsidiary of SFG
▪	Dec. 2015 : PT. Shinhan Indo Finance became an indirect subsidiary of SFG
▪	Dec. 2015 : PT Centratama Nasional Bank became an indirect subsidiary of SFG
▪	Mar. 2016 : Shinhan Microfinance Co., Ltd. became an indirect subsidiary of SFG
▪	Jul. 2016 : PT Shinhan Securities Indonesia became an indirect subsidiary of SFG
▪	Dec. 2016 : Launched new integrated PT Bank Shinhan Indonesia
▪	Oct. 2017 : Established Shinhan REITs(Real Estate Investment Trusts) Management Co.,Ltd. as SFG subsidiary
▪	Dec. 2017 : Shinhan K REITs became an indirect subsidiary of SFG

Principal Subsidiaries under Korean Law (as of Mar. 31, 2018)

Direct Subsidiaries

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card	100.0%
Shinhan Investment Corp.	100.0%
Shinhan Life Insurance	100.0%
Shinhan BNP Paribas Asset Management	65.0%
Shinhan Capital	100.0%
Jeju Bank 1)	68.9%
Shinhan Savings Bank 2)	100.0%
Shinhan Data System	100.0%
Shinhan AITAS 3)	99.8%
Shinhan Credit Information	100.0%
Shinhan Alternative Investment Management	100.0%
Shinhan REITs Management	100.0%
SHC Management 4)	100.0%
1)	Jeju Bank is currently listed on the Korea Exchange.
2)	On January 30, 2013, Yehanbyoul Savings Bank joined SFG as a direct subsidiary.

On April 1, 2013, Shinhan Savings Bank merged with Yehanbyoul Savings Bank, both of which were direct subsidiaries of Shinhan Financial Group. As a result of the integration of the two savings banks,

the previous Shinhan Savings Bank has been liquidated and is thus no longer a subsidiary of Shinhan

Financial Group and instead, Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings

Bank” as an existing legal entity constituting a member of Shinhan Financial Group.

3)

On November 30, 2012, Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary. Prior to November 30, 2012, Shinhan AITAS was an indirect subsidiary of SFG under Shinhan Bank, a wholly-owned bank subsidiary of SFG.

4)	Currently in liquidation proceedings

Indirect subsidiaries held through direct subsidiaries (as of Mar. 31, 2018)

Direct Subsidiaries	Indirect Subsidiaries	Ownership by the Parent
Shinhan Bank	Shinhan Asia Limited	100.0%
	Shinhan Bank America	100.0%
	Shinhan Bank Japan	100.0%
	Shinhan Bank Europe	100.0%
	Shinhan Bank Cambodia	97.5%
	Shinhan Bank Kazakhstan	100.0%
	Shinhan Bank China Limited	100.0%
	Shinhan Bank Canada	100.0%
	Shinhan Bank Vietnam	100.0%
	Banco Shinhan de Mexico	100.0%
	PT Bank Shinhan Indonesia	99.0%
Shinhan Card	LLP MFO Shinhan Finance	100.0%
	PT. Shinhan Indo Finance	50.0%
	Shinhan Microfinance Co., Ltd.	100.00%
Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	100.0%
	Shinhan Investment Corp. Asia Inc.	100.0%
	Shinhan Securities Vietnam Co., Ltd	100.0%
	PT Shinhan Sekuritas Indonesia	99.0%
	KOFC Shinhan Frontier Champ 2010-4 PEF1)	8.5%
	Shinhan Praxis K-Growth Global Private Equity Fund 2)	14.1%
Shinhan BNP Paribas Asset Management	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	100.0%
Shinhan Alternative Investment Management	Shinhan NPS Private Equity Fund 1st 3)	5.0%
	Shinhan Private Equity Fund 2nd 4)	2.2%
	Shinhan-Stonebridge Petro Private Equity Fund 5)	0.6%
Shinhan REITs Management	Shinhan Alpha REIT Co., Ltd.	100.0%

1) Shinhan Financial Group and its subsidiaries currently own 34.6% of KOFC Shinhan Frontier Champ 2010-4
PEF Investment Corp.

2) Shinhan Financial Group and its subsidiaries currently own 18.9% of Shinhan Praxis K-Growth Global Private
Equity Fund.

3) Shinhan Financial Group and its subsidiaries currently own 36.7% of Shinhan NPS Private Equity Fund 1st.

4) Shinhan Financial Group and its subsidiaries currently own 32.6% of Shinhan Private Equity Fund 2nd.

5) Shinhan Financial Group and its subsidiaries currently own 1.8% of Shinhan-Stonebridge Petro Private Equity Fund.

Number of Shares (as of Mar. 31, 2018)

Types of Shares	Number of Shares
Common Shares	474,199,587
Total	474,199,587

2. Business Results

Operation Results                                             (KRW billion)

	2018 1Q (Jan. 1 ~ Mar. 31)	2017 1Q (Jan. 1 ~ Mar. 31)	FY2017 (Jan. 1 ~ Dec. 31)	FY2016 (Jan. 1 ~ Dec. 31)
Operating income	1,175.8	1,298.3	3,828.7	3,108.6
Equity method income	13.6	-0.4	20.4	10.0
Other non-operating income	4.6	7.9	-52.8	51.8
Profit before income taxes	1,194.0	1,305.7	3,796.3	3,170.5
Income tax expense	325.0	298.5	848.1	345.6
Consolidated net income	869.0	1,007.3	2,948.1	2,824.9
Net income attributable to equity holders of the Group	857.5	997.1	2,917.7	2,774.8
Net income attributable to non-controlling interest	11.5	10.2	30.4	50.1

Notes :

▪	Some of the totals may not sum due to rounding.

Source and Use of Funds

Consolidated Basis (KRW billion, %)		2018 1Q				FY2017				FY2016
		Jan. 1 ~ Mar. 31				Jan. 1 ~ Dec. 31				Jan. 1 ~ Dec. 31
		Average Balance1)	Proportions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Proportions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Proportions (%)	Interest Paid	Interest Rate (%)
Source	Deposits	250,622.7	58.3	695.6	1.13	241,523.7	58.3	2,482.5	1.03	226,966.8	58.7	2,586.7	1.14
	Borrowings	18,142.9	4.2	65.6	1.47	17,479.8	4.2	217.3	1.24	15,047.2	3.9	176.4	1.17
	Debt Securities Issued	51,833.3	12.1	290.3	2.27	47,594.6	11.5	1,085.4	2.28	42,790.8	11.1	1,085.8	2.54
	Other Liabilities	75,808.0	17.7	-	-	74,788.5	18.1	-	-	70,504.9	18.2	-	-
	Total Liabilities	396,406.9	92.3	-	-	381,386.6	92.1	-	-	355,309.7	91.9	-	-
	Total Stockholder's Equity	33,162.4	7.7	-	-	32,750.5	7.9	-	-	31,499.5	8.1	-	-
	Total Liabilities & SE	429,569.3	100.0	-	-	414,137.1	100.0	-	-	386,809.3	100.0	-	-
Use	Cash & Due from Banks	20,876.6	4.9	41.3	0.80	21,609.4	5.2	167.8	0.78	20,933.1	5.4	185.5	0.89
	Loans	276,901.7	64.5	2,604.3	3.81	266,195.4	64.3	9,681.4	3.64	252,132.2	65.2	9,244.0	3.67
	Loans in KRW	217,067.3	50.5	1,837.8	3.43	207,439.9	50.1	6,828.2	3.29	197,841.4	51.2	6,541.9	3.31
	Loans in Foreign Currency	18,125.4	4.2	172.2	3.85	16,841.6	4.1	583.2	3.46	14,936.7	3.9	482.2	3.23
	Credit Card Accounts	20,768.8	4.8	428.9	8.37	19,952.8	4.8	1,680.9	8.42	18,804.3	4.9	1,708.5	9.09
	Others	20,940.2	5.0	165.5	3.21	21,961.1	5.3	589.1	2.68	20,549.8	5.3	511.4	2.49
	AFS Financial Assets	36,089.5	8.4	175.9	1.98	34,272.9	8.3	645.3	1.88	30,308.9	7.8	612.1	2.02
	HTM Financial Assets	24,645.0	5.7	171.5	2.82	22,199.6	5.4	651.1	2.93	17,409.7	4.5	561.8	3.23
	Other Assets	71,056.5	16.5	-	-	69,859.8	16.8	-	-	66,025.3	17.1	-	-
	Total Assets	429,569.3	100.0	-	-	414,137.1	100.0	-	-	386,809.3	100.0	-	-

1) The “Average Balance” is the arithmetic mean of the ending balance of each quarter.

Other Financial Information

※ The main serial financial figures and indices for Mar. 31, 2018 listed herein may be subject to change.

1) Capital Adequacy

Consolidated BIS Ratio (Shinhan Financial Group)                               (KRW billion)

	Mar. 31, 2018(e)	Dec. 31, 2017	Dec. 31, 2016
Aggregate Amount of Equity Capital (A)	31,261.3	30,713.5	29,786.5
Risk-Weighted Assets (B)	210,816.7	207,768.6	198,642.6
BIS Ratio (A/B)	14.83%	14.78%	15.00%

Note) based on Basel III

Capital Adequacy Ratios (Subsidiaries)                                                 (%)

Subsidiary	Capital Adequacy Ratio	Mar. 31, 2018(e)	Dec. 31, 2017	Dec. 31, 2016
Shinhan Bank	BIS Capital Adequacy Ratio	16.3	15.6	15.7
Shinhan Card	Adjusted Equity Capital Ratio	22.6	24.5	26.2
Shinhan Investment Corp.	Net Capital Ratio	518.6	706.4	892.0
Shinhan Life Insurance	Risk Based Capital Ratio	173.7	175.4	178.3
Shinhan BNP Paribas Asset Management	Equity Capital (KRW billion)	145.4	156.0	148.6
	Minimum Capital Requirement (KRW billion)	25.2	23.5	24.0
Shinhan Capital	Adjusted Equity Capital Ratio	13.3	14.0	14.9
Jeju Bank	BIS Capital Adequacy Ratio	14.6	14.7	12.8
Shinhan Savings Bank	BIS Capital Adequacy Ratio	14.6	14.3	14.9

Notes :

▪

The BIS Capital Adequacy Ratio is computed in accordance with the guidelines issued by the FSS for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

▪	Basel III FIRB was applied in calculating Shinhan Bank’s BIS Capital Adequacy Ratio.
▪	Basel III TSA was applied in calculating Jeju Bank’s BIS Capital Adequacy Ratio.
▪	Basel I was applied in calculating Shinhan Savings Bank’s BIS Capital Adequacy Ratio.
▪

The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by FSS. Under these guidelines, Shinhan Card and Shinhan Capital are required to maintain a minimum adjusted equity capital ratio of 8%.

▪	Net Capital Ratio is computed in accordance with the guidelines issued by the FSS. Under these guidelines, Shinhan Investment Corporation is required to maintain a minimum net capital ratio of 100%.
▪	Under the guidelines issued by the FSS, Shinhan Life Insurance is required to maintain a minimum RBC ratio of 100%.
▪	Under the guidelines issued by the FSS, Shinhan BNP Paribas Asset Management is required to hold Equity Capital that exceeds the Minimum Capital Requirement.

2) Liquidity

Won Liquidity Ratio                                                                 (KRW billion, %)

Company	Mar. 31, 2018			Dec. 31, 2017			Dec. 31, 2016
	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)
Shinhan Financial Group	1,886.0	940.4	200.5	309.8	131.6	235.3	198.8	134.8	147.5
Shinhan Card	15,363.5	4,530.0	339.0	15,768.6	4,236.0	372.3	14,722.9	4,069.1	361.8
Shinhan Investment Corp.	12,672.8	8,040.4	157.6	12,873.9	9,320.8	138.1	12,472.3	8,227.4	151.6
Shinhan Life Insurance	931.1	581.5	160.1	917.5	553.3	165.8	915.8	502.0	182.4
Shinhan Capital	913.9	574.1	159.2	768.9	560.4	137.2	684.5	521.2	131.3
Shinhan Savings Bank	349.2	194.0	180.0	308.0	213.3	144.4	169.8	138.7	122.4

Notes :

▪	Shinhan Financial Group: Due within 1 month
▪	Shinhan Life Insurance: (Won assets due within 3 months /3 months average of Claim payments )*100
▪	Shinhan Card, Shinhan Investment Corp., Shinhan Capital, and Shinhan Savings Bank : Due within 3 months
▪	Liquidity Ratio for Shinhan Bank and Jeju Bank have been replaced by Liquidity Coverage Ratio from Mar 31, 2015 to reflect the recent amendments to detailed regulations on supervision of banking business.

Liquidity Coverage Ratio                                                             (KRW billion, %)

Company	Mar. 31, 2018			Dec. 31, 2017			Dec. 31, 2016
	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)*	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)
Shinhan Bank	47,657.7	46,321.9	102.9	46,813.9	49,493.3	94.7	35,961.9	37,257.5	96.7
Jeju Bank	557.0	453.3	123.3	560.3	476.0	117.9	563.2	401.9	142.6

* The “High quality liquid assets” and “Net cash outflows” are the arithmetic mean of the ending balance of every day.

Foreign Currency (FC) Liquidity Ratio                                       (USD millions, %)

Company	Mar. 31, 2018			Dec. 31, 2017			Dec. 31, 2016
	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)
Shinhan Financial Group	-	-	-	-	-	-	-	-	-
Shinhan Bank	-	-	-	49,850.7	46,790.4	106.5	39,631.1	35,968.5	110.2
Shinhan Investment Corp.	6,831.3	6,125.1	111.5	7,577.9	7,913.3	95.8	5,635.3	5,073.4	111.1
Shinhan Capital	110.5	0.4	28,206.0	99.8	0.3	29,325.2	80.3	1.1	7,333.0
Jeju Bank	51.6	43.5	118.5	43.2	37.9	114.1	13.3	10.7	124.7

Notes :

▪	Foreign currency liquidity ratios are computed with assets and liabilities due within 3 months.
▪	Shinhan Bank’s foreign currency liquidity ratio reflected securitization weight with the guidelines issued by the FSS.
▪	Shinhan Financial Group figures are based on the separate basis.

Foreign Currency (FC) Liquidity Coverage Ratio                                 (USD millions, %)

Company	2018 1Q	2017 4Q	2017 3Q	2017 2Q	2017 1Q
	Jan. 1 ~ Mar. 31	Oct. 1 ~ Dec. 31	Jul. 1 ~ Sep. 30	Apr. 1 ~ Jun. 30	Jan. 1 ~ Mar. 31
Shinhan Bank	107.3	107.3	89.0	115.7	111.0

Notes :

▪

Under the guidelines issued by the FSS, Shinhan Bank is required to hold a minimum requirement of foreign exchange debt in high-quality liquidity assets to withstand a 30-day net cash outflow in systemic risks. The minimum requirement of the foreign currency liquidity coverage ratio was set at 60% in 2017, 70% in 2018 and will be increased gradually to 80% in 2019.

3) Asset Quality

SFG Consolidated Basis                                                          (KRW billion)

	Mar. 31, 2018	Dec. 31, 2017	Dec. 31, 2016
Total Loans	277,785.5	274,719.1	259,772.6
Substandard & Below	1,804.8	1,734.1	1,927.6
Substandard & Below Ratio	0.65%	0.63%	0.74%
Non-Performing Loans	1,554.5	1,467.1	1,595.8
NPL Ratio	0.56%	0.53%	0.61%
Substandard & Below Coverage Ratio	163.60%	135.15%	125.99%
Loan Loss Allowance	2,952.5	2,343.6	2,428.7
Substandard & Below Loans	1,804.8	1,734.1	1,927.6

Separate Basis                                                                         (%)

	Mar. 31, 2018			Dec. 31, 2017			Dec. 31, 2016
	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)
Shinhan Financial Group	-	-	-	-	-	-	-	-	-
Shinhan Bank	0.57	0.52	140	0.55	0.49	114	0.65	0.56	96
Shinhan Card	1.16	0.68	272	1.06	0.61	238	1.16	0.76	271
Shinhan Investment Corp.	0.08	0.08	769	0.08	0.08	497	0.10	0.10	413
Shinhan Life Insurance	0.09	0.09	399	0.09	0.07	274	0.09	0.08	335
Shinhan Capital	1.25	1.55	161	1.33	1.60	129	2.61	2.93	94
Jeju Bank	0.98	0.98	56	1.09	0.80	41	1.24	0.93	35
Shinhan Savings Bank	3.68	3.17	79	3.86	2.98	62	5.42	3.45	53

4) Debt to Equity Ratios

Shinhan Financial Group (Separate Basis)                     (KRW billion)

	Mar. 31, 2018	Dec. 31, 2017	Dec. 31, 2016
Debt	8,385.6	7,447.7	6,977.7
Equity	20,864.9	20,192.1	20,217.9
Debt to Equity Ratio	40.19%	36.88%	34.51%

Twenty Largest Exposures by Borrower

                         (KRW billion)

As of Mar. 31, 2018 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Ministry of Strategy & Finance	0.0	-	15,080.3	-	-	15,080.3
Bank of Korea	1,200.0	-	6,729.9	0.1	-	7,929.9
Korea Housing Finance Corporation	0.0	-	5,787.4	-	-	5,787.4
Korea Development Bank	13.4	-	5,028.1	-	-	5,041.5
Industrial Bank of Korea	647.2	117.3	2,323.7	-	-	3,088.3
Export-Import Bank of Korea	-	-	2,366.1	53.3	-	2,419.4
Korea Securities Finance Corporation	355.8	-	1,091.0	-	-	1,446.7
Korea Deposit Insurance Corporation	-	-	1,373.6	-	-	1,373.6
Kookmin Bank	520.5	74.7	719.3	0.1	-	1,314.6
Korea Investment & Securities Co.,Ltd.	1,245.3	-	40.0	-	-	1,285.3
Korea Land & Housing Corporation	0.0	-	1,199.0	-	-	1,199.0
NongHyup Bank	526.3	10.3	636.0	17.9	-	1,190.5
KEB Hana Bank	127.8	237.1	579.5	1.8	-	946.2
Small & medium Business Corporation	0.0	-	921.4	-	-	921.4
Woori Bank	59.9	13.6	843.6	-	-	917.1
Samsung Electronics Co., Ltd.	-	869.4	18.9	-	0.0	888.3
KB Securities Co., Ltd.	750.0	-	129.7	-	-	879.7
LG Electronics Inc.	89.9	62.6	223.4	420.1	-	796.0
Samsung Asset Management	-	-	633.4	-	-	633.4
Korea Electric Power Corporation	0.4	-	616.9	6.5	-	623.8
Total	5,536.6	1,384.9	46,341.1	499.7	0.0	53,762.3

Note) Some of the totals may not sum due to rounding

Exposure to ten Main Debtor Groups

                                                                      (KRW billion)

As of Mar. 31, 2018 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Samsung	624.6	1,369.3	1,300.0	835.0	0.0	4,128.9
Hyundai Motors	981.8	1,637.1	850.8	340.6	0.2	3,810.5
Lotte	182.8	726.9	965.1	410.2	0.1	2,285.1
LG	455.3	162.3	455.9	629.8	0.0	1,703.3
SK	334.0	300.5	515.4	403.2	0.0	1,553.2
Hyundai Heavy Industries	192.5	118.5	124.0	1,035.0	-	1,470.1
Hanwha	405.7	227.1	386.6	325.2	0.1	1,344.7
LS	110.7	422.1	167.6	476.7	-	1,177.0
GS	345.9	128.3	278.4	198.0	0.0	950.6
Hyosung	155.1	391.5	79.6	150.0	0.0	776.1
Total	3,788.4	5,483.6	5,123.4	4,803.8	0.4	19,199.7

Note) Some of the totals may not sum due to rounding

Loans, Due from banks and Securities Concentration by Industry

              (KRW billion)

As of Mar. 31, 2018 Consolidated basis	Total Exposures
	Amount	Weight (%)
Finance and Insurance	83,922.6	21.4%
Manufacturing	45,876.4	11.7%
Retail and Wholesale	18,522.9	4.7%
Real Estate, Leasing and Service	26,703.1	6.8%
Construction	4,306.0	1.1%
Hotel and Restaurant	5,625.1	1.4%
Others	80,631.0	20.5%
Retail customers	126,970.4	32.3%
Total	392,557.6	100.0%

Note) Some of the totals may not sum due to rounding

Top Twenty Non-Performing Loans

(KRW billion)

Borrower	Industry	Gross Principal Outstanding	Substandard & Below	Allowance for Loan Losses
A	Manufacture of Cold Rolled, Drawn and Extruded Iron or Steel Products	109.0	109.0	94.7
B	Manufacture of Distilling Machinery, Heat exchange unit and Gas Generators	81.0	81.0	54.3
C	Manufacture of Plastic Products for Fabricating of Machine	49.0	49.0	36.0
D	Manufacture of Sections for Ships	42.0	39.7	26.6
E	Other Civil Engineering Construction	29.4	29.4	18.6
F	Building of Steel Ships	25.6	25.6	21.8
G	Building of Steel Ships	23.4	23.4	5.8
H	Manufacture of Sections for Ships	24.5	23.0	1.4
I	Building of Steel Ships	21.3	21.3	0.7
J	Construction of Highways, Streets and Roads	17.2	17.2	14.3
K	Apartment Building Construction	17.1	17.1	1.4
L	Apartment Building Construction	16.8	15.9	14.5
M	Manufacture of Tires and Tubes	15.7	15.7	15.6
N	Golf Course Operation	14.0	14.0	8.3
O	Wholesale of Non-Specialized Goods	12.4	12.4	12.4
P	Manufacture of Sections for Ships	11.4	11.4	5.7
Q	Golf Course Operation	11.4	11.4	0.0
R	Knitted and Crocheted Apparel	15.0	11.3	10.7
S	Development and Subdividing of Other Real Estate	8.2	8.2	0.0
T	Manufacture of Other Smelting, Refining and Alloys of Non-ferrous Metals	7.8	7.8	4.5
Total		552.4	543.9	347.3

Notes :

▪	Consolidated basis as of Mar. 31, 2018.
▪	Some of the totals may not sum due to rounding.

3. Independent Auditor

Audit Opinion for the last 3 years

	2018 1Q	FY2017	FY2016
Audit Opinion	-	Unqualified	Unqualified

* For the first quarter of 2018, the independent accountant conducted a review for our financial statements instead of auditing them.

Compensation to the Independent Auditor for Audit and Review Services

The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements preparation.

Year	Auditor	Payment 1) (KRW mil.)	Details	Working hours
FY2018	KPMG Samjong Accounting Corp.	715 (annualized basis)	Review/Audit of Financial Statements	1,251 Hours
	KPMG Samjong Accounting Corp.	94 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	160 Hours
FY2017	KPMG Samjong Accounting Corp.	626 (annualized basis)	Review/Audit of Financial Statements	7,641 Hours
	KPMG Samjong Accounting Corp.	78 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	896 Hours
	KPMG Samjong Accounting Corp.	261 (annualized basis)	Non-statutory audit for IFRS 9 adoption	2,896 Hours
FY2016	KPMG Samjong Accounting Corp.	581 (annualized basis)	Review/Audit of Financial Statements	7,512 Hours
	KPMG Samjong Accounting Corp.	73 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	807 Hours
1)	Excluding value-added taxes.

* In addition to above mentioned description of fees for audit and review services, KPMG Samjong Accounting Corp. also provided services related to US listing and ICOFR audit in accordance with the standards of the PCAOB which we agreed to pay KRW1,582 million(excluding value-added taxes) for FY2018.

4. Major Shareholder and Market Price Information of our Common Shares and ADRs

Major Shareholders1) of Shinhan Financial Group as of Mar. 31, 2018

Name	No. of Common Shares owned2)	Ownership%
National Pension Service	45,285,762	9.55%
BlackRock Fund Advisors3)	24,320,723	5.13%
1)	Shareholders who own beneficial ownership of 5% or more(common share basis).
2)	Based on the results of shareholder registry closing as of December 31, 2017
3)	Based on the large equity ownership discloser by BlackRock Fund Advisors with the Financial Supervisory Service on Oct. 20, 2016.

Share ownership of Employee Stock Ownership Association                         (Number of shares, %)

Share ownership	Beginning Balance (Jan. 1, 2018)	Increase	Decrease	Ending Balance (Mar. 31, 2018)	Ownership% (Mar. 31, 2018)
Employee Stock Ownership	22,211,786	1,696,509	2,067,756	21,840,539	-
ESOA account	112,241	9,531	-	121,772	-
Total	22,324,027	1,706,040	2,067,756	21,962,311	4.63%

Common Share Traded on the Korea Exchange                                (KRW, number of shares)

		Oct. 2017	Nov. 2017	Dec. 2017	Jan. 2018	Feb. 2018	Mar. 2018
Price per share	High	51,700	51,000	50,900	53,400	52,800	46,450
	Low	49,400	47,000	47,100	49,400	46,950	44,550
	Avg.	50,528	48,627	49,216	51,975	48,961	45,240
Trading Volume		13,809,751	25,517,108	20,070,809	20,854,613	19,046,534	22,990,451
Highest Daily Trading Volume		1,912,102	4,601,509	2,608,925	1,482,202	1,810,742	1,676,704
Lowest Daily Trading Volume		436,899	490,260	662,896	517,193	699,030	509,055

American Depositary Receipts traded on the New York Stock Exchange             (USD, number of shares)

		Oct. 2017	Nov. 2017	Dec. 2017	Jan. 2018	Feb. 2018	Mar. 2018
Price per share	High	45.98	45.64	46.80	50.35	48.90	43.14
	Low	43.60	43.12	43.58	46.80	42.79	40.55
	Avg.	44.83	44.40	45.33	48.81	45.22	42.11
Trading Volume		1,586,103	1,915,151	1,320,204	2,156,133	1,768,605	2,057,739
Highest Daily Trading Volume		170,509	152,899	123,973	335,202	171,647	189,031
Lowest Daily Trading Volume		35,925	29,466	25,062	36,361	55,428	45,247

Note) 1 ADR = 1 Common Shares

5. Directors, Executive Officers and Employees

Directors and Executive Officers

1) Executive Director                                             (As of Mar. 31, 2018)

Name	Month and Year of Birth	Position	Service Term
Cho Yong-byoung	June 1957

- Chairman of Shinhan Financial Group

- Board Steering Committee Chair

- Corporate Governance & CEO Recommendation Committee member

- Outside Director Recommendation Committee member

- Corporate Social Responsibility Committee member

3 years starting from March 23, 2017

2) Non-Executive Directors

Currently, 11 non-executive directors are in office, 10 of which outside directors who are nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting.

8 outside directors were appointed as board of directors at the 17th Annual General Meeting of Shareholders on March 22, 2018, of which 5 directors renewed their terms and 3 directors were newly appointed.

Our non-executive directors are as follows:                                     (As of Mar. 31, 2018)

Name	Month and Year of Birth	Outside Director	Sub-Committees	Service Term
Park Cheul	April 1946	O	Chairman of Board of Directors Outside Director Recommendation Committee Chair Corporate Governance & CEO Recommendation Committee member Remuneration Committee member Risk Management Committee member	4 years starting from March 25, 2015
Lee Manwoo	November 1954	O	Audit Committee Chair Corporate Social Responsibility Committee member Board Steering Committee member	5 years starting from March 26, 2014
Yuki Hirakawa	October 1960	O	Corporate Governance & CEO Recommendation Committee member Corporate Social Responsibility Committee member	4 years starting from March 25, 2015
Philippe Avril	April 1960	O	Risk Management Committee member Corporate Governance & CEO Recommendation Committee member	4 years starting from March 25, 2015
Lee Steven Sung-ryang	August 1955	O	Corporate Social Responsibility Committee Chair Audit Committee member Board Steering Committee member	3 years starting from March 24, 2016
Park Ansoon	January 1945	O	Outside Director Recommendation Committee member Corporate Social Responsibility Committee member Board Steering Committee member	2 years starting from March 23, 2017
Joo Jaeseong	January 1956	O	Risk Management Committee Chair Audit Committee member Remuneration Committee member	2 years starting from March 23, 2017
Kim Hwa-nam	December 1945	O	Corporate Governance & CEO Recommendation Committee member	2 years starting from March 22, 2018
Park Byoung-dae	September 1957	O	Corporate Governance & CEO Recommendation Committee Chair Remuneration Committee Chair Outside Director Recommendation Committee member Audit Committee member	2 years starting from March 22, 2018
Choi Kyong-rok	May 1966	O	Outside Director Recommendation Committee member Risk Management Committee member Board Steering Committee member	2 years starting from March 22, 2018
Wi Sung-ho	June 1958	X	-	2 years starting from March 23, 2017

* Audit Committee Member Recommendation Committee consists of all the outside directors.

3) Executive Officers

In addition to the executive directors, we currently have the following executive officers:

(As of Mar 31, 2018)

Name	Month and Year of Birth	Position	In charge of
Lee Dong-hwan	September 1959	Deputy President	- Group & Global Investment Banking Business Department
Woo Young-woong	March 1960	Deputy President & Chief Strategy Officer	- Strategic Planning Team - Investor Relations Team - Future Strategy Research Institute - Digital Strategy Team - One Shinhan Strategy Team - Platform Marketing Team
Jin Okdong	February 1961	Deputy President	- Brand Strategy Team - Management Support Team - Human Resource Team - Shinhan Culture & Leadership Center - CSR Team
Kim Byeong-cheol	January 1962	Deputy President	- Global Markets & Securities Planning Office
Heo Young-taeg	August 1961	Deputy President	- Global Business Planning Office
Lee Chang-goo	January 1961	Deputy President	- Wealth Management Planning Office
Jang Dong-ki	January 1964	Executive Vice President	- Finance Management Team - Accounting Team - Global Business & Capital Market Team
Kim Im-geun	July 1963	Executive Director & Chief Risk Officer	- Risk Management Team - Risk Model Validation Team - Credit Review Team
Lee Soonwoo	October 1962	Executive Director & Compliance Officer	- Compliance Team

Compensation to Directors

1)	Total Amount Approved at the Meeting of Shareholders

(As of Mar. 31, 2018)

	Total number of persons	Total amount approved at shareholders’ meeting (KRW millions)	Notes
Directors (Outside directors)	12(10)	3,500	-

Note) Represents the aggregate amount for all directors(including outside directors). Excludes long-term incentives.

2) Total Amount Paid

(As of Mar. 31, 2018)

	Total number of Persons	Total Compensation (KRW millions)	Average Compensation per person (KRW millions)	Notes
Registered Directors	2	548	274	Excluding outside directors
Outside Directors	6	123	18	Excluding Audit committee members
Audit committee members or internal auditor	4	65	21
Total	12	736	61

Notes :

▪	Represents the total number of applicable persons as of Mar. 31, 2018.
▪

Under the Financial Supervisory Service’s standards for preparing corporate disclosure forms, which standards were amended in November 2013, we are required to disclose in our Business Report the individual annual compensation paid by us to our directors and auditors if such individual annual compensation is W500 million or greater.

Stock Options

(As of Mar. 31, 2018)

	No. of Granted Options (A)	No. of Exercised Options (B)	No. of Cancelled Options (C)	No. of Exercisable Options (D = A – B – C)	Exercise Price (KRW)
Granted in 2005	102,389	99,889	-	2,500	28,006
Granted in 2006	108,356	105,856	-	2,500	38,829
Granted in 2007	58,764	-	-	58,764	54,560
Granted in 2008	60,753	-	15,125	45,628	49,053
Total	330,262	205,745	15,125	109,392	-

Notes :

▪	The weighted-average exercise price of outstanding exercisable options as of Mar. 31, 2018 is KRW 51,297.
▪	The closing price of our common stock was KRW 45,700 on Mar. 31, 2018.
▪	As of Mar. 31, 2018, the exercise of 9,466 options granted in 2008 is temporarily suspended.

Employees                                                                (As of Mar. 31, 2018)

Gender	Number of Employees	Average length of Service	Total Salaries and wages paid in 2018 (KRW million)	Average Payment per person (KRW million)
Male	123	2 yrs 4 mths (13 yrs 3 mths) 1)	5,132	41
Female	26	4 yrs 4 mths (10 yrs 5 mths) 1)	644	24
Total	149	2 yrs 8 mths (13 yrs 2 mths) 1)	5,777	38

1) Average length of service including service within group subsidiaries

6. Related Party Transactions

Loans to Subsidiaries                                                 (KRW billion)

Subsidiary	Loan Type	Origination Date	Maturity Date	Lending Rate	Beginning Balance (Jan. 1, 2018)	Decrease	Increase	Ending Balance (Mar. 31, 2018)
Shinhan Card	Loans in KRW	2016-01-26	2021-01-26	1.98%	150	-	-	150
	Loans in KRW	2016-02-24	2021-02-24	1.84%	150	-	-	150
	Loans in KRW	2017-03-22	2022-03-22	2.22%	150	-	-	150
	Loans in KRW	2017-04-20	2022-04-20	2.21%	100	-	-	100
	Loans in KRW	2017-05-12	2022-05-12	2.35%	50	-	-	50
	Loans in KRW	2018-02-22	2023-02-22	2.90%	-	-	100	100
Shinhan Capital	Loans in KRW	2013-01-18	2018-01-18	3.18%	50	50	-	-
	Loans in KRW	2013-09-05	2018-09-05	3.61%	80	-	-	80
	Loans in KRW	2014-01-27	2019-01-27	3.60%	50	-	-	50
	Loans in KRW	2016-03-16	2021-03-16	1.90%	50	-	-	50
	Loans in KRW	2016-04-27	2019-04-27	1.63%	100	-	-	100
	Loans in KRW	2017-03-22	2022-03-22	2.22%	50	-	-	50
	Loans in KRW	2017-04-20	2022-04-20	2.21%	50	-	-	50
	Loans in KRW	2017-05-12	2022-05-12	2.35%	50	-	-	50
	Loans in KRW	2017-08-24	2022-08-24	2.37%	50	-	-	50
	Loans in KRW	2018-01-22	2023-01-22	2.75%	-	-	50	50
Shinhan Alternative Investment Management	Loans in KRW	2017-11-22	2018-11-21	2.24%	5	-	-	5
Shinhan Savings Bank	Loans in KRW	2016-06-17	2021-06-17	1.61%	50	-	-	50
	Loans in KRW	2017-06-23	2022-06-23	2.27%	50	-	-	50
Total					1,235	50	150	1,335

EXHIBIT INDEX

Exhibit No.	Description
99.1	Independent Auditors’ Review Report (Separate Financial Statements) of Shinhan Financial Group as of March 31, 2018
99.2	Independent Auditors’ Review Report (Consolidated Financial Statements) of Shinhan Financial Group as of March 31, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

Date: May 15, 2018

By: /s/ Woo Young-woong

Name: Woo Young-woong

Title: Chief Strategy Officer